ATLAS TECHNICAL CONSULTANTS, INC.
13215 Bee Cave Parkway, Building B, Suite 230,
Austin, Texas 78738
(512) 851-1501

May 22, 2020

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mara Ransom, Jim Allegretto

Re:	Atlas Technical Consultants, Inc. Registration Statement on Form S-1

File No. 333-237748

Ladies and Gentlemen:

Reference is made to Atlas Technical Consultants, Inc.’s (the “Company”) request to accelerate the effective date of its Registration Statement on Form S-1, File No. 333-237748, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission on May 20, 2020 (the “Acceleration Request”). The Company hereby respectfully requests withdrawal of the Acceleration Request, and will resubmit a request for acceleration of the effective date of the Registration Statement at a later date.

Please contact Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 if you have any other questions or concerns regarding this matter.

Sincerely,

ATLAS TECHNICAL CONSULTANTS, INC.

By:	/s/ L. Joe Boyer
Name:	L. Joe Boyer
Title:	Chief Executive Officer

Enclosures
cc:	Mara Ransom (Securities and Exchange Commission)

Jim Allegretto (Securities and Exchange Commission)

Cara Wirth (Securities and Exchange Commission)

Lilyanna Peyser (Securities and Exchange Commission)

L. Joe Boyer (Atlas Technical Consultants, Inc.)

Julian Seiguer (Kirkland & Ellis LLP)

Michael Rigdon (Kirkland & Ellis LLP)